                                                           Filed by GenRad, Inc.
   Pursuant to Rule 425 under the Securities Act of 1933, as amended, and Deemed
                     Filed Pursuant to Rule 14a-12 Under the Securities Exchange
                                                         Act of 1934, as amended

                                                   Subject Company: GenRad, Inc.
                                                  Commission File No.: 001-08045


DISTRIBUTION TIME FOR THIS EMAIL: 12:15 PM THURSDAY, AUGUST 2 TO ALL GENRAD EMPLOYEES

To:      All GenRad employees

From:    Bob Dutkowsky

Re:      Strategic Actions at GenRad


Earlier today you received copies of three news releases that the company made public at about 7 a.m. EDT. Two of those releases relate to strategic actions our company has taken: 1. the potential sale of Diagnostic Solutions and 2. the proposed acquisition of GenRad by Teradyne. The third release relates to the financial performance of GenRad during the second quarter. The attached Q&As should address many of the questions you have about these releases.

I will keep you informed as news develops about these strategic actions.


Note: The notice you see below is a Securities & Exchange Commission notification requirement, and you will see it on all future communications of this type until the acquisition is final.

REQUIRED SEC FILING

This Communication may be deemed to be solicitation material in respect of the proposed acquisition of GenRad by Teradyne, pursuant to an Agreement and Plan of Merger, dated as of August 1, 2001, by and between GenRad and Teradyne. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications [Release No. 33-7760] promulgated by the Securities and Exchange Commission [SEC]. GenRad and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concern any direct or indirect interest in the proposed merger of GenRad's directors and executive officers, including their beneficial ownership of GenRad common stock and the terms of change of control or similar arrangements with certain of GenRad's executive officers, may be found in GenRad's proxy statement filed with the SEC under Schedule 14A on April 6, 2001. The proxy statement is available for free both on the SEC's Web site [http://www.sec.gov] or by contacting Investor Relations at GenRad at 978-589-7000.

In connection with the proposed merger, Teradyne will file a registration statement on Form S-4 with the SEC. Shareholders of GenRad and other investors are encouraged to read the registration statement, including the proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's Web site [http://www.sec.gov] and from Teradyne and GenRad.

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Teradyne:                                            GenRad, Inc.:
Attn: Investor Relations                             Attn: Investor Relations
321 Harrison Avenue                                  7 Technology Park Drive
Boston, MA 02010                                     Westford, MA 01886
617-482-2700                                         978-589-7000






                             [GENRAD LOGO] GENRAD(R)


                               Questions & Answers

                                 August 2, 2001


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GENERAL QUESTIONS
-------------------------------------------------------------------------------

TELL ME SOMETHING ABOUT TERADYNE, INC.

Founded in 1960, Teradyne is a diversified company with 2000 sales of more than $3 billion and more than 10,000 employees worldwide. Teradyne became a publicly held company in 1970. Its stock (symbol TER) has been listed on the NYSE since 1979, and recently was placed on the S&P 500.

Teradyne's business is the creative application of systems technology to practical problems in the design, production and servicing of electronics.

Teradyne is a leader in each of the markets it serves and is the world's largest supplier of automatic test equipment (ATE) for the electronics and telecommunications industries. Their products are used to test semiconductors, circuit assemblies, telephone lines, networks, computerized telephone systems, and software.

- Teradyne manufactures backplane assemblies and high-density connectors used in high-performance electronic systems. The company is the world's largest merchant supplier of telephone line test systems and one of the top two suppliers of backplane connection systems.

- In semiconductor testing, Teradyne is the only broad-line supplier of test equipment for system-on-a-chip (SOC), analog, mixed-signal, memory, and VLSI devices.

- Teradyne is one of the top three board test suppliers, with products that cover the broadest range of price/performance in the industry.

Teradyne is headquartered in Boston with manufacturing facilities in Agoura Hills, CA; Boston, MA; Nashua, NH; Milpitas, CA; North Reading, MA; Walnut Creek, CA; Dublin, Ireland; and Kumamoto, Japan.

Teradyne sells and supports its products worldwide, primarily through direct sales, service, and applications engineering organizations located at 50 regional centers throughout Asia, Europe, Japan, and the United States. 52 percent of Teradyne's 2000 sales were exports from the U.S. to international customers.

WHY WOULD TERADYNE WANT TO ACQUIRE US?

This acquisition makes Teradyne a stronger company, allowing them to gain market share in their segment of board test and continue to grow in the future. This move also positions Teradyne to enhance their suite of products and services they can offer to their customers around the globe.

WHY DOES THIS MAKE SENSE?

A merger is often difficult when it involves long-time competitors. However, this move makes sense from a number of perspectives. The merged company will have a much stronger test and measurement presence, making the new Teradyne a stronger company going forward. The two companies have a well-deserved reputation for integrity and innovation, so our cultures should blend easily.

HOW MUCH DOES THIS COST TERADYNE?

This transaction is paid for by exchanging shares of Teradyne stock for shares of GenRad's stock. This is typically the way such purchases are handled. The value of this transaction, including the assumption of GenRad's debt, is in excess of $270 million. Based on the closing price of GenRad's stock on August 1, 2001, our shareholders will be receiving a premium approximately 50 percent.

WHAT PRODUCT AND SERVICE ADVANTAGES WILL THE NEW COMPANY HAVE?

An unmatched product portfolio

o        An unmatched product portfolio

         -        High ICT

         -        Entry point digital ICT

         -        Flying Probe

         -        AOI

         -        X-Ray

         -        Rework

o        Commercial and Mil Aero Functional Solutions

o        D2B Software Suite

o        GR Force SCE

o        GR Force PCA

o        Full global reach

o        Expedited infrastructure to leverage their Asian growth opportunity

o        Enhanced coverage and support capability in NAM and Europe

WHAT COMPETITIVE ADVANTAGES WILL THE NEW COMPANY HAVE?

o Teradyne will have a more robust suite of products and services that can better serve our customers.

o        Complimentary customer bases in high growth market areas

o Enhanced financial stability allows us to more effectively market and deliver to our customers

o        Size and mass to impact our market place

WHEN DOES THE DEAL CLOSE?

The deal must first pass US regulatory issues, which generally take a few months. We expect the deal to be finalized in the fourth quarter. The deal also has to be approved by GenRad shareholders. Until then, GenRad and Teradyne are still separate entities and competitors.

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WHAT WILL HAPPEN TO THE GENRAD NAME?

It will be owned by Teradyne, but to what extent the name will be used has not been decided.

WILL IT BE USED ON OUR PRODUCTS?

That is a strategic decision that is being discussed; therefore, at this moment, I don't have an answer for you. When we know, we will let you know.

WHAT WILL HAPPEN TO MY JOB? WILL I HAVE A JOB?

One objective of any merger is to increase the efficiency of the components merged. That means that economies of scale will be achieved. In the end that means a reduction in the size of the total work force. The exact size of the force reduction, however, has not been determined. We will let you know when it is.

WHY DID THIS HAVE TO HAPPEN? WE'VE BEEN AROUND 85 YEARS, WHY NOW DID WE HAVE TO LET OURSELVES BE ACQUIRED?

The severe global economic conditions combined with our high debt created the need to find a strategic partner. We're confident that Teradyne is that partner.

WHEN WILL WE HEAR MORE ABOUT THIS?

As regulatory hurdles are cleared, we'll communicate with employees.


CUSTOMER QUESTIONS
-------------------------------------------------------------------------------

WHAT DOES THIS MEAN FOR OUR CUSTOMERS?

The merged company has the technical and financial strength to develop and deliver world class products and services on a global basis. The combined product offerings will allow our customers to implement full turnkey test and inspection strategies as well as manufacturing software solutions from a single supplier. Our ability to solve your customer's manufacturing issues will be unmatched in the industry.

HOW WILL WE DO BUSINESS WITH YOU IN THE FUTURE?

In the near term, nothing will change. The new company is committed to offering world class products and support with a stronger global support capability.

WHO WILL I CALL FOR SALES OR SUPPORT ISSUES?

Again, nothing changes in the near term. Continue to call the same phone numbers for support and sales issues.

WILL MY EXISTING AGREEMENT/CONTRACTS BE HONORED?

All existing purchase orders, quotes, corporate agreements and support contracts will be honored.

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WILL THE GENRAD ICT TEST PLATFORMS OR PILOT BE DISCONTINUED?

It is unlikely that GR ICT or Pilot will be discontinued. If there are future product enhancements or changes, you can be assured that an effective transition plan will exist and we will provide you with the information.

WILL THE NEW COMPANY CONTINUE TO SELL AND SUPPORT GENRAD'S SOFTWARE PRODUCTS?

The new company recognizes that our software products are important to deliver full manufacturing optimization solutions. The new company will continue to invest in this business.

WHY IS THIS MERGER A GOOD THING FOR ME?

The merged company has the technical and financial strength to develop and deliver world class products and services on a global basis. The combined product offerings will allow our customers to implement full test and inspection strategies as well as manufacturing software solutions from one supplier. Our ability to solve your manufacturing issues will be unmatched in the industry.

WHAT WILL HAPPEN TO MY STOCK OPTIONS?

Your stock options will be assumed by Teradyne and become options to purchase stock. The economic value of your GenRad options will not be affected by the acquisition. However, your options will become 100 percent vested on the date the transaction closes.

SALES FORCE QUESTIONS
-------------------------------------------------------------------------------

WHAT WILL HAPPEN TO THE GR SALES FORCE?

In the near term it is important that you continue to call on customers. We will be looking at how we effectively consolidate the sales forces from both companies, but that will take time. In the mean time, everyone is best served by closing business and conducting business as normal.

WHO WILL DECIDE WHAT PRODUCTS WILL BE OFFERED IN THE FUTURE?

Once the deal is closed, a balanced task force will be appointed and chartered with plotting the future product strategy of the merged company.

WHAT WILL HAPPEN TO THE NEWLY ANNOUNCED COMP PLANS?

We will operate against these plans for the foreseeable future! Keep selling!

WILL THIS MERGER EFFECT THE INDEPENDENT CHANNEL?

Again nothing will change in the foreseeable future. We need to continue to call on customer and close business. The value of the independent channel will be considered as we explore the best way to globally distribute our products.

TERADYNE IS NOT VIEWED AS A COMPETITIVE PRODUCT; WILL WE LOSE THE GR BRAND RECOGNITION?

How products will be branded in the future has not been decided. You can be assured that we will make choices that best position our products and services vs. the competition.

WHAT DO WE SAY TO OUR CUSTOMERS?

You will be given a statement that we want you to deliver. It is important that we deliver the same statement to maintain consistency. This is a very positive merger for our customers and for us.